UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: June 30, 2025

List of materials

Documents attached hereto:

i) Translation of the Extraordinary Report (Rinji Houkokusho) filed with the Director General of the Kanto Local Finance Bureau in Japan by Sony Group Corporation on June 27, 2025

Extraordinary Report

June 27, 2025

(TRANSLATION)

Sony Group Corporation

Note for readers of this English translation

On June 27, 2025, Sony Group Corporation (the “Corporation”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Local Finance Bureau in Japan in connection with the Corporation’s shareholders’ voting results for proposals acted upon at the 108th Ordinary General Meeting of Shareholders held on June 24, 2025 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1.	Reason for submitting the Extraordinary Report

Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 108th Ordinary General Meeting of Shareholders held on June 24, 2025 (the “Meeting”), Sony Group Corporation (the “Corporation”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 1 and Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters reported

(1) Date when the Meeting was held:     June 24, 2025

(2) Proposals acted upon

Proposal 1:	To reduce the amount of capital reserves.

Proposal 2:	To elect 11 Directors.

Kenichiro Yoshida, Hiroki Totoki, Wendy Becker, Keiko Kishigami, Joseph A. Kraft Jr., Neil Hunt, William Morrow, Shingo Konomoto, Yoriko Goto, Nora Denzel and Masayuki Hyodo elected as directors of the Corporation.

Proposal 3:	To introduce the U.S. tax-advantaged component of the Sony Global Employee Stock Purchase Plan for officers and employees of the Corporation’s U.S. subsidiaries.

(3)	Number of voting rights concerning the indication of “for,” “against” or “abstention” for each proposal; requirements for approving the proposals; and results of resolutions

1) Total number of voting rights
Number of shareholders with voting rights	356,027
Number of voting rights	60,235,316

2) The number of shareholders who have exercised their voting rights
Number of shareholders who have exercised their voting rights	104,655
(Number of shareholders present at the Meeting	680)

Number of voting rights exercised	50,176,516 [Exercise Ratio 83.3%]
(Number of voting rights of the shareholders present at the Meeting
275,935 [Exercise Ratio 0.5%] )

(Voting right)

Proposal	For	Against	Abstention	Ratio of favorable votes	Results
Proposal 1	49,952,502	90,942	117,011	99%	Approved
Proposal 2
Kenichiro Yoshida	50,005,593	38,385	116,807	99%	Approved
Hiroki Totoki	50,011,304	32,646	116,834	99%	Approved
Wendy Becker	49,957,342	88,829	114,613	99%	Approved
Keiko Kishigami	49,899,101	143,103	118,578	99%	Approved
Joseph A. Kraft Jr.	49,740,049	306,062	114,665	99%	Approved
Neil Hunt	50,014,753	31,279	114,753	99%	Approved
William Morrow	49,995,674	50,380	114,729	99%	Approved
Shingo Konomoto	50,003,023	40,847	116,914	99%	Approved
Yoriko Goto	50,003,657	40,360	116,768	99%	Approved
Nora Denzel	50,009,547	34,713	116,524	99%	Approved
Masayuki Hyodo	49,971,418	72,561	116,805	99%	Approved
Proposal 3	49,942,997	98,219	119,545	99%	Approved

Notes:

1.	Requirements for the approval of each proposal are as follows:
1)	The resolutions for Proposals 1 and 3 shall be adopted by a simple majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting).

2)	The resolution for Proposal 2 shall be adopted by a simple majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2.	The denominator of the “Ratio of favorable votes” was calculated by adding the number of voting rights held by the present and voting shareholders at the Meeting.

(4)	Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights:

The required majority approval for each proposal was met by aggregating the votes exercised prior to the Meeting and votes of shareholders present at the Meeting of which the Corporation was able to confirm the indication as to each proposal. Therefore, of the voting rights held by shareholders present at the Meeting, the number of voting rights concerning the indication of “for,” “against” or “abstention” as to each proposal of which the Corporation was not able to verify was not tallied, except as explained in Note 2 to the table of 2. (3) 2) above.

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